

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Daniel Bernstein
President, Chief Executive Officer and Director
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302

> **Re: Bel Fuse Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 25, 2020**
> **File No. 001-11676**

Dear Mr. Bernstein:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　Sincerely,

　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　Office of Manufacturing